Exhibit 99.1

The following is a free translation into English of the notice in Hebrew published in two daily Israeli newspapers on May 30, 2018 (the original Hebrew wording is binding)

MEDIGUS LTD.

Company No. 51-286697-1

Omer Industrial Park, Building No. 7A, P.O. Box 3030, Omer 8496500, Tel 072-2602200

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an extraordinary general meeting of shareholders of Medigus Ltd. (the “Company”), will be held on Monday, July 9, 2018, at 5:00 PM (Israel time), at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel (the “Meeting”).

The agenda of the Meeting shall be as follows:

1.	To approve amendments to the articles of association of the Company; and

2.	To approve a reverse share split of the Company's ordinary shares by a ratio of up to 15:1, to be effective at the ratio and on a date to be determined by the board of directors, and to amend the Company's articles of association accordingly.

Only holders of record at the close of business on Monday, June 4, 2018, are entitled to receive notice of, and to vote at, the Meeting.

Position Statements should be submitted to the Company no later than Friday, June 29, 2018.

A duly executed proxy must be received no later than Monday, July 9, 2018, at 1:00 PM, Israel time.

The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Medigus Ltd.